Filed by Allianz AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Riunione Adriatica di Sicurtà S.p.A.

Exchange Act File Number 1-15154

Allianz-RAS Merger

Milan,

September 12, 2005

Disclaimer

The following statements are subject to the disclaimer provided below.

No Offer

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of RAS S.p.A. or Allianz AG nor shall there be any sale of securities in any jurisdiction (including the United States of America, Canada, Japan and Australia) in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. In the United States of America, the solicitation of offers to exchange RAS S.p.A. securities for Allianz AG shares will only be made pursuant to a prospectus that Allianz expects to send holders of RAS S.p.A. securities. Any solicitation of offers to sell RAS S.p.A. securities will only be made pursuant to a tender offer document approved under and pursuant to Article 102 of the Italian Securities Act. Regarding the anticipated merger Allianz and RAS S.p.A. will be required to make available certain documents for their respective shareholders in order to put them into a position to vote on the merger. Investors and holders of RAS S.p.A. securities and/or investors or holders of Allianz AG securities are urged to read the various documents cited above including any registration statement (when available) and other relevant documents that, if required by the applicable rules and regulations, will be filed with the U.S. Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. Investors and holders of RAS S.p.A. securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Allianz, including any registration statement (when available). The registration statement and other relevant documents, if filed with the SEC, will also be obtainable for free at the SEC’s Internet web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz’ management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 19, 2005. We undertake no obligation to update forward-looking statements.

No duty to update

The company assumes no obligation to update any information contained herein.

Agenda

1. Transaction overview and rationale

2. Italian opportunity

3. Organizational streamlining

4. Financial merits and transaction details

5. Summary observations

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1. Transaction overview and rationale

Transaction summary

RAS Group will be fully integrated in Allianz Group through a statutory merger of RAS S.p.A. into Allianz AG

Based on preliminary valuation analysis merger exchange ratio is expected to be between 0.153 and 0.161 Allianz AG shares per RAS S.p.A. share

Prior to the merger, a cash tender will be offered to RAS S.p.A. shareholders which is beneficial for both Allianz AG and RAS S.p.A. shareholders

Offer price for RAS S.p.A. ordinary shares EUR 19 implies a 15% premium to 3M average RAS S.p.A. share price

Equity financing for tender offer will be fully secured through upfront equity offering to institutional investors

Financing structure allows fine-tuning of equity component

Transaction entails several organizational changes

Allianz will convert from a German AG into a German SE (“Societas Europaea”)

Internationalization of Allianz SE management and supervisory board

Simplification of European insurance holdings

Bundling of German insurance operations

Transaction supported by RAS and Allianz boards

1. Transaction overview and rationale

Key rationale for the transaction

Increasing exposure to attractive Italian insurance market

Italy is Allianz’ second largest European market and shows strong profitable growth potential

RAS has an excellent market position in Italy and offers access to additional European markets

Platform for rationalization of Italian operations

Expands Allianz’ European presence

Streamlining Allianz’ organizational structure

SE structure as platform for European operations

Enhances corporate governance

Facilitates group-wide Sustainability Program

Financially attractive

Benefits all aspects of 3+one

1 Enhances capital base

2 Strengthens profitability

3 Reduces complexity

+ Improves competitiveness and shareholder value

One

Agenda

1. Transaction overview and rationale

2. Italian opportunity

3. Organizational streamlining

4. Financial merits and transaction details

5. Summary observations

2

5

12

17

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2. Italian opportunity

Italy is our second most important European market

Premium income1 as        % of total Allianz Group in 2004

Germany 29.4%

Italy 15.8%

France 11.7%

Switzerland 4.1%

8.5bn 3.4%

UK

Benelux 2.8% 75.5%

Europe

5.4bn 24.5%

RoW

Spain 2.8%

CEE 2.3%

P/C

L/H

Austria 1.4%

18.8% 12.6% 1.1%

Ireland Portugal

0.5%

Total premium income1

EUR 88.2bn

Greece 0.2%

1) P/C: gross written premiums, L/H: statutory premiums; after eliminating intra-Allianz Group transactions between segments

All figures stated in this document according to Allianz IFRS accounting unless otherwise stated

2. Italian opportunity

Italian insurance market shows strong profitable growth

Premium growth (in EUR bn)

Profitability (return on equity) 13.8%

67.1 65.3 57.4 10.6% 10.6% 48.5 8.9%

Life 41.8

CAGR 12.6%

6.7%

CAGR 5.3%

Non-Life 38.6

37.7 36.1 33.3 31.4

2003 2002 2001 2000

2004 2003 2002 2001 2000 2004

Source: ANIA, Prometeia, McKinsey

2. Italian opportunity

RAS has a strong position in Italy and exposure to additional attractive European markets Italian distribution network

Key facts (2004, in EUR)

European presence

Current market cap 11.8bn

Ownership structure 55.4% owned by Allianz AG 44.6% free float

#2 in Italian Life market

#4 in Italian P/C market

Total stat. premiums1 16.1bn

P/C: 7.3bn (in Italy 3.9bn)

Life: 8.8bn (in Italy 7.0bn)

Shareholders’ equity1 4.7bn

Net income1 0.7bn

~ 5m customers

Number of agencies / IFAs

663 / 1,161

289 / 294

205 / 476

Austria

Portugal

Switzerland

+ RasBank

+ Genialloyd

+ Joint ventures with Unicredit

Italy

Spain

1) Source: RAS annual report 2004

2. Italian opportunity

Even though our Italian operations are both already outperformers in our group . . .

Lloyd Adriatico

RAS 36%

GPW growth

Strategic

Growers 15% 15%

Out-performers

14% 11% 10% 0%

Profit

seekers/Optimizers

Under-performers

RoEN RoEN P/C 04 RoEN

Life 04 RoEN P/C 04

RoEN Life 04

CAGR GPW 99-04 8.15% CoC CAGR GPW 99-04

RoEN = Normalized return on assigned capital

(assigned capital = risk adjusted capital + locked excess capital)

2. Italian opportunity

. . . a combination would allow to further improve

our market position

Italian Life market (2004, in EUR)

Comments

Rank

Market share

GWP

Company

Merger provides platform to evaluate a subsequent rationalization of the Italian operations Integration would strengthen consolidated market position as #2 composite insurer (prior merger completion required)

Comparable domestic mergers suggest further potential

24.9% 13.2% 10.5% 9.0% 8.6% 6.7% 5.1% 4.5%

. . .

2.7% 16.5bn 8.8bn 7.0bn 6.0bn 5.7bn 4.4bn 3.4bn 3.0bn

. . .

1.8bn 1 2 2 3 4 5 6 7

. . .

11

Generali

Combined

RAS

San Paolo IMI

Unipol

Poste Italiane

Cattolica

Fondiaria-SAI

. . .

Lloyd Adriatico

Italian P/C market (2004, in EUR)

Market share

GWP

Company

Rank

Fondiaria-SAI

Generali

Combined

Unipol

RAS

Toro

Reale Mutua

Cattolica

Zurich Italy

Lloyd Adriatico

19.0% 15.8% 14.3% 10.9% 10.7% 6.1% 4.9% 3.8% 3.7% 3.6% 7.0bn

5.8bn 5.2bn 4.0bn 3.9bn 2.3bn 1.8bn 1.4bn 1.3bn 1.3bn

1 2 3 3 4 5 6 7 8 9

Not subject of today’s transaction announcement

-

No synergies included in financial calculations

Source: ANIA, McKinsey

2. Italian opportunity

Merger with RAS strengthens Allianz’ foothold in

European home market Acquired stakes

Insurance penetration1 (Premiums as        % of GDP 2004) Legal view3

P/C Life Economic view4

+21.6% +48.3%

3.3 Allianz Seguros

2.4 Spain

5.7 Attractive growth potential

+50.1%

3.3 Allianz Elementar Austria

2.6 5.9

+22.3% 7.0

3.1 Germany

3.9 +64.9%

3.2 Allianz Portugal

7.9 4.7

Portugal

+28.9%

+44.6%

2.9

RAS

7.9 5.0

Italy

+44.6%

9.3

4.2

USA 5.1 9.7 6.4

France 3.3 10.4 8.2

Japan 2.2 10.5 5.6

Netherlands

4.9 10.8 6.6

Belgium2

4.2 +69.8% 5.0

Allianz Suisse 11.7 6.7

Switzerland +31.1%

4.9 13.8 8.9

UK+

+50.0%

Mondial Assistance

+22.3%

1) Source: McKinsey

2) 2003 data

3) Additional stakes that Allianz SE will directly hold after completion of merger and planned restructurings

4) Additional stakes that Allianz SE will own calculated by reflecting that Allianz indirectly already held a stake in the operating entity (OE) prior to the merger

Agenda

1. Transaction overview and rationale

2. Italian opportunity

3. Organizational streamlining

4. Financial merits and transaction details

5. Summary observations

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5

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3. Organizational streamlining

Planned organizational changes . . .

(subject to approval by respective bodies)

Transformation of Allianz AG into SE (“Societas Europaea”)

Maintain two-tier board and co-determination on a parity basis but

Reduce supervisory board to 12 members

Internationalize management and supervisory board

Streamlining of European insurance activities

Full ownership of Italy, Austria, Switzerland

Direct ownership of majority stake in Spain and Portugal

Combination of German insurance activities under joint holding

More effective coordination of distribution / products

More efficient through joint functions / back-office integration

3. Organizational streamlining

. . . allows us to reduce complexity and build a more effective organization . . .

Post-transaction structure

Pre-transaction structure RAS Allianz SE

Allianz AG 55.4% 91%

Germany Holding German Life

100%

German Health RAS

100%

German P/C 99.7% 100%

Lloyd Adriatico 100% 99.7%

Allianz Suisse BVB 69.8% 30.2% 90% 100%

Allianz Elementar

Allianz Suisse

Frankfurter 100% 49.9%

Allianz Elementar 64.9% 50.1%

Allianz Portugal

Allianz Portugal 62.1% 64.9%

AGF 3.3% 51.7%

Allianz Seguros 48.3% 62.1%

AGF 48.3%

Allianz Seguros 48.3%

100%

3. Organizational streamlining

. . . based on a new (but proven) management team with clear responsibilities

CEO Regions

Global lines/Programs

G. Rupprecht

M. Diekmann

W. Zedelius

Strategy, Branding,

Human Resources, Audit, Communication Growth Markets: Central and Eastern Europe, Russia,

Asia Germany: Insurance Labor Director, IT-Commission E. Cucchiani C. Booth

Anglo Broker Markets: UK, Ireland, Australia Europe 1: Italy, Spain, Switzer-land, Austria, Portugal, Turkey, Greece P/C Sustainability Allianz Global Risks, Marine/Aviation, Allianz Risk Transfer, Reinsurance Functions H. Walter J.-P. Thierry

P. Achleitner

Worldwide

Europe 2: France, Benelux,

Middle East + Africa, South America

Finance:

Corporate Finance & Treasury,

M&A, Investment Strategy,

Investor Relations, Legal,

Alternative Investments

Life Sustainability,

Credit, Assistance

Banking

J. Carendi

H. Perlet

J. Faber

Controlling, Reporting, Risk:

Financial Reporting,

Risk Controlling,

Planning & Controlling,

Tax, Actuaries, Compliance

Worldwide

NAFTA:

North America,

Mexico

Customer Focus

Asset Management

3. Organizational streamlining

Allianz

Additional benefit: Facilitation of group-wide Sustainability Program

Program scope

- Performance transformation program targeted at all insurance entities and all functional areas
- Focus on bottom-line impact
- Levers: Claims ratio, expense ratio, growth
- Short/medium-term objectives:
  - Quick wins
  - Best practice becomes common practice
- Medium/long-term objective: Develop superior business model
- Ongoing, started a year ago

Approach

Best internal experts drawn from Allianz' worldwide operations ...

- ...identify internal + industry best practice (bottom-up)
- ...customize best practice to OE specifics
- ...develop solutions for cross-OE initiatives
- ...systematically support and monitor implementation in OEs
- ...institutionalize group-wide skills building

Expected profit[1] contribution


in EUR m
730
250
270
480
Life²
210
P/C³
60
2005
2008

Ramp-up of 1st wave includes[4]

- only 11 countries
- only motor in P/C
- not all functional areas
- no staff functions / overhead

1) Before tax and minorities, after restructuring and recurring implementation costs; based on potential committed by management
2) OEs: AGF, AZ Leben, AZ Life, RAS, Suisse; after policyholder participation; one-time profit contribution of EUR 120m not included in 2005
3) OEs: AGF, Australia, Austria, Cornhill, FFIC, Lloyd Adriatico, Netherlands, Seguros, Suisse, SGD (incl. reinsurance share AZAG), Turkey
4) In addition, other OEs, LoBs, functions, staff functions/overhead to be tackled in future workstreams

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Agenda

1. Transaction overview and rationale

2. Italian opportunity

3. Organizational streamlining

4. Financial merits and transaction details

5. Summary observations

2

5

12

17

25

4. Financial merits and transaction details

Review of financial implications

Transaction impact on earnings

Transaction impact on capital

Minority interests reduced

Improves quality of capital base

Accretive by 2% to Allianz’ earnings1 per share in 2006

Positive effect on current cash flows

Any additional benefits from synergies come on top

No material impact on financial leverage

1) Assumptions:

IBES EPS forecast for Allianz / RAS

No synergies, no restructuring costs

Allianz AG / RAS S.p.A. number of shares fully diluted

No PGAAP adjustments

Financing structure of the transaction with EUR 2bn equity component

4. Financial merits and transaction details

Key elements of the transaction

Merger

Allianz plans to fully integrate RAS Group through a statutory merger

Cross-border merger leads to a conversion of Allianz AG into a SE

Merger is the only structure to provide high degree of certainty for a 100% integration

Exchange ratio is determined on the basis of a standardized valuation procedure (“IDW ES 1”) and expected to be between 0.153 and 0.161 based on preliminary valuation on an ex-dividend basis

Exchange ratio is in line with the exchange ratio implied by current market prices

Final exchange ratio has to be confirmed by German and Italian court appointed auditors

Cash tender offer

Allianz AG is going to launch a voluntary cash tender offer to provide RAS S.p.A. shareholders with an attractive exit option and price certainty

Offer price of EUR 19 per RAS S.p.A. ordinary share, a premium of 15% to 3M and of 14% to 6M average price

Offer price above the current market value of the expected merger consideration

Cash tender offer for all RAS S.p.A. shares not owned by Allianz; EUR 5.7bn total offer value

Financing

Financing of cash tender offer to be fully secured upfront and designed to avoid

“excess equity generation”

~ EUR 2bn from placement of Allianz AG shares through accelerated bookbuilt offering

~50% of equity component is variable to allow for fine-tuning depending on final financing need

~ EUR 2.5bn new hybrid and senior debt instruments

~ EUR 1.2bn financing from existing funds

Financial advisors

Allianz is being advised in the transaction by Goldman Sachs, Mediobanca and Dresdner Kleinwort Wasserstein

RAS is being advised by Merrill Lynch, which rendered a fairness opinion with respect to certain aspects of the transaction

4. Financial merits and transaction details

Overview of merger process

Integration will be effected through a statutory merger under the Council Regulation EC 2157/2001

(“SE-Regulation”) complemented by German and Italian merger laws

RAS S.p.A. will be merged into Allianz AG by conversion of Allianz into a SE

Merger must be approved by Allianz and RAS EGM2 as well as RAS S.p.A. savings shareholders’ meeting

For regulatory reasons, RAS’ operations will be hived down into an Italian OpCo

Legal structure1

German best practice requires that the exchange ratio is based on a standardized dividend discount model valuation (“IDW ES 1”) prepared by accountants

Allianz has mandated Ernst & Young to calculate the exchange ratio based on IDW ES 1 valuation standard

The final merger valuation will be confirmed by two independent, court appointed merger auditors (“Verschmelzungsprüfer”), an Italian one for RAS and a German one for Allianz

Valuation

RAS S.p.A. shareholders that vote against the merger, abstain from voting or do not participate at all in the EGM have the right to receive a cash compensation instead of the merger consideration (“cash exit right”)

Cash exit right can be exercised after EGM

Value of cash exit right is determined as the average share price of RAS S.p.A. during the six months preceding the invitation to the EGM

Alternative exit right

Allianz SE shall be listed in Italy prior to the completion of the merger

After fixing of co-determination, merger is expected to be completed mid of July 2006 with economically retroactive effect as of January 1, 2006

Timing

1) Subject to regulatory approvals

2) Extraordinary general meeting

4. Financial merits and transaction details

Overview of tender offer

Offer price EUR 19 in cash per RAS S.p.A. ordinary share

Offer price EUR 26.5 in cash per RAS S.p.A. savings share

Total offer value EUR 5.7bn Offer price

Offer price represents a 10% premium to last week’s average, a 15% premium to 3M average and a 14% premium to 6M average price of RAS S.p.A. ordinary shares

Offer price represents a premium of 5-10% to the current market value of the merger consideration

(adjusted for dividends) Offer premiums

Cash tender offer for all RAS S.p.A. shares not owned by Allianz

No minimum acceptance rate Offer conditions

Tender offer will be launched post approval of tender offer documentation by Consob

Expected tender offer period mid October until late November

Timing

Provides RAS S.p.A. shareholders with an attractive exit option and price certainty

Allows Allianz AG shareholders to benefit from flexible financing structure

4. Financial merits and transaction details

Shareholder friendly, flexible financing structure

Outright merger would entail 100% new equity financing Prior voluntary cash tender allows Allianz to reduce equity financing requirement and leverage transaction according to the planned financing structure1:

~ EUR 2bn equity (~35%)

~ EUR 1.5bn hybrid debt (~26%)

~ EUR 1bn senior debt (~18%)

~ EUR 1.2bn financing from existing funds (~21%)

Required equity financing will be fully secured through upfront ~ EUR 2bn accelerated bookbuilt offering

~ EUR 1bn primary shares from authorized share capital2

~ EUR 1bn shares underlying a variable loan by banks

Variable loan allows fine-tuning of new equity financing depending on actual tender uptake

Allianz can settle variable loan in cash or Allianz AG shares dependent on merger result

50% of equity financing is flexible

1) Assuming 90% - 100% tender offer acceptance

2) Issued without pre-emptive rights

4. Financial merits and transaction details

Allianz

Financing structure reflects shareholder orientation



In EUR bn
53.2
~1.2
~2.0
~1.5
~1.0
~57.7
Senior debt[1]
15%[4]
8.0
Hybrid debt
7.3
Shareholders' equity[2]
37.9
16%[4]
~9.0
~8.8
~39.9
Group financing mix pre transaction
Internal funds
Equity[3]
Hybrid debt
Senior debt
Group financing mix post transaction (pro forma)
~ max. EUR 5.7bn financing requirement for tender offer

1) Excl. BITES 2) Shareholders' equity excl. minorities, fully diluted 3) Assuming 90% - 100% tender offer acceptance 4) Senior debt / Total capital after minorities

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4. Financial merits and transaction details

Indicative transaction timetable

Announcement of transaction

11 September 2005 Calling of RAS extraordinary general meeting (EGM)

Mid/Late September 2005

Mid Oct to Late Nov 2005

Tender offer period

Until Mid-December 2005

Finalization of merger documentation and valuation

Late Jan/Early Feb 2006

EGMs incl. savings shareholders’ EGM approving merger

Cash exit payment

Late March 2006

Completion of transaction

Mid July 20061

1) After fixing of co-determination

5. Summary observations

Agenda

1. Transaction overview and rationale

2. Italian opportunity

3. Organizational streamlining

4. Financial merits and transaction details

5. Summary observations

2

5

12

17

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5. Summary observations

Review of our achievements with 3+one program:

A promise is a promise

6M 05 6M 04 6M 03 CAGR

Protect and enhance capital base

1 18.0

Risk capital surplus (in EUR bn)

15.7 8.5 +45.5%

Substantially strengthen operating profitability

2 Operating profit (in EUR m) +37.1%

Reduce complexity

3 2,579 + 1,739

Increase sustainable competitiveness and shareholder value

Net income

(in EUR m)

one

+142.4%

439

Pro forma1

1) Net income contained goodwill amortization (net of tax)

2,234    3,222    4,201

5. Summary observations

Summary: Transaction is logical next step in 3+one program Benefits of the transaction

Protect and enhance capital base

Reduces minority interests

Capital base strengthened

1 Substantially strengthen operating profitability

2 EPS1 accretive by 2% in 2006 even without any synergies Reduce complexity

3 Full ownership of operations in Italy, Austria, Switzerland Direct ownership of majority stake in Spain and Portugal Platform for rationalization of Italian operations Enhances European corporate governance structure

+ Increase sustainable competitiveness and shareholder value

Strengthens our market position in European home market and particularly in the fast growing and highly profitable Italian market

Enables full impact of Sustainability Program and other

3+1 initiatives

one

1) Assumptions: IBES EPS forecast for Allianz / RAS; no synergies, no restructuring costs; Allianz AG / RAS S.p.A. number of shares fully diluted;

no PGAAP adjustments; financing structure of the transaction with EUR 2bn equity component

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